Exhibit 99.1
Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

Mazor Robotics to Report First Quarter Financial Results on May 10, 2017

Conference Call Scheduled for 8:30am ET on Wednesday, May 10th

CAESAREA, Israel, April 20, 2017 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a pioneer and a leader in the field of surgical guidance systems, announced today that it will report financial results for the first quarter ended March 31, 2017, before the U.S. markets open on Wednesday, May 10, 2017.

The company will host a conference call to discuss these results on Wednesday, May 10, 2017, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 888-298-3457.   Participants in Israel can use the toll-free dial-in number 1 80 924 5906. All other international participants can use the dial-in number 719-457-2689. For all callers, refer to Conference ID 8737181.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 1-866-375-1919 and reference the Replay Access Code: 8737181. All international callers can dial +1 719-457-0820, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

Tom Gibson - Financial Media Contact
tom@tomgibsoncommunications.com
201.476.0322